EXHIBIT 99.1

Full-Year 2020: Cash position and revenues

  Cash position2 at €113.0m as of December 31, 2020 compared to €124.6 million at September 30, 2020 and €35.8 million at December 31, 2019
  Revenues of €0.4m in 2020 compared to €7.0m in 2019
  Successful €94.9m3 initial public offering (IPO) on the Nasdaq Global Market in the United States, extending the Company’s cash runway through Q4 2022

Daix (France), February 11, 2021 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH), mucopolysaccharidoses (MPS) and other diseases with significant unmet medical need, today reported its cash position as of December 31, 2020 and its 2020 full-year revenues.

Cash Position

As of December 31, 2020, Inventiva’s cash position (excluding exchange rate effects) stood at €113.0 million compared to €124.6 million as of September 30, 2020, and €35.8 million as of December 31, 2019.

Net cash used in operating activities amounted to (€30.6) million in 2020, compared to (€28.4) million in 2019. This increase is mainly due to higher general and administrative and non-recurrent expenses incurred during the second half of the year linked to the Company’s IPO in the United States and listing on Nasdaq. These costs have been partly offset by the savings generated from the halt of the clinical development of lanifibranor in systemic sclerosis in 2019 and the Employment Safeguard Plan subsequently introduced mid-2019, as well as, to a lesser extent, the successful conclusion of the NATIVE Phase IIb clinical study in NASH in June 2020. Furthermore, the cash flow from operating activities was positively impacted by the receipt of €4.2 million in respect of the 2018 Research Tax Credit (CIR - Crédit Impôt Recherche) in January 2020, and the receipt of €4.2 million in total in respect of the 2019 Research Tax Credit in April and June 2020. In 2019, Inventiva recorded over the fourth quarter the payment of €3.6 million of the 2017 Research Tax Credit, the €3.5 million milestone payment from AbbVie following the enrollment of the first psoriasis patient in the clinical study underway with ABBV-157 and the payment of €2.6 million as part of the collaboration with Boehringer Ingelheim in November 2019.

Net cash from investing activities (excluding the variation in short-term deposits) in 2020 remained stable compared to 2019 and amounted to (€0.9) million.

Net cash from financing activities in 2020 amounted to €111.7 million compared to €8.4 million in 2019, driven by: the issuance of €15.0 million (gross proceeds) of ordinary shares to certain existing investors in the Company in February 2020, the entry into a €10.0 million credit agreement, guaranteed by the French State, with a syndicate of French banks in May 2020, and the receipt of €94.9 million3 (gross proceeds) following the Company’s successful U.S. IPO in July 2020, extending Inventiva’s cash runway through the fourth quarter of 2022.

Revenues

The Company’s revenues in 2020 amounted to €0.4 million compared to €7.0 million in 2019. This variation is linked to the fact that the Company had recorded the payment of €3.5 million received as part of the collaboration with AbbVie in December 2019 and the payment of €2.6 million received as part of the collaboration with Boehringer Ingelheim in November 2019. Additionally, €2.1 million were written back over the period, in accordance with IFRS 15 "Revenue from Contracts with Customer", generating a positive impact on IFRS revenue in 2019.

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Next key milestones expected

  AbbVie’s completion of its ongoing Phase I clinical trial with ABBV-157 in psoriasis patients – expected in the first quarter of 20214
  Initiation of NATIVE3 (NASH lanifibranor Phase 3 trial) Phase III clinical trial evaluating lanifibranor in NASH – planned for the first half of 2021
  Publication of Phase II clinical trial results evaluating lanifibranor in type 2 diabetes patients (T2DM) with Non-Alcoholic Fatty Liver Disease (NAFLD) conducted by Pr. Cusi – expected in 2021

Upcoming investor conference participation

  Credit Suisse Virtual 2021 London Global Healthcare Conference, March 2-4, 2021
  H.C. Wainwright Virtual Global Life Sciences Conference, March 9-10, 2021
  33rd Virtual Roth Conference, March 15-17, 2021
  7th Annual Truist Securities 2021 Life Sciences Summit, May 4-5, 2021
  Jefferies Virtual Healthcare Conference, June 1-3, 2021

Upcoming scientific conference participation

  International Liver Congress™ 2021, June 23-26, 2021

Next financial results publication

  Full-year 2020 financial results: Thursday, March 4, 2021 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. Inventiva recently announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.
Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Frédéric Cren Chairman & CEO info@inventivapharma.com +33 3 80 44 75 00	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document filed with the Autorité des Marchés Financiers on June 19, 2020 under n° D.20-0551 and its amendment filed on July 10, 2020 under n° D. 20-0551-A01 as well as the half-year financial report on June 30, 2020 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.

2 The cash position includes cash and cash equivalents as well as short-term deposits which are included in the category “other current assets” in the IFRS statement of financial position as of December 31, 2020. In fiscal year 2020, the increase in short-term deposits is included in the category “net cash flows from investing activities” in the IFRS cash flow statement.

3 Based on an exchange rate of $1.1342 per euro, the exchange rate published by the European Central Bank on July 9, 2020.

4 Source: clinicaltrials.gov.

Attachment

  PR - FY 2020 CA Cash - EN - 11022021 - VF (https://ml-eu.globenewswire.com/Resource/Download/38c91ffd-5858-4a85-a4ae-62b2a3ed9d83)